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EXHIBIT 99.5

News Release

FALCONBRIDGE AND THE UNITED STEELWORKERS REACH A TENTATIVE AGREEMENT ON BRUNSWICK MINE LABOUR CONTRACT

Bathurst, New Brunswick, April 29, 2006 — Falconbridge Limited is pleased to announce it has reached an agreement in principle with the United Steelworkers of America, Local 5385, for the renewal of the collective agreement at Brunswick Mine located in Bathurst, New Brunswick. The prior agreement expired on February 28, 2006.

It is expected that employees will vote on the agreement at a date that remains to be determined in the up-comings days. This agreement will be recommended unanimously by the union bargaining committee to the membership. Details of the agreement will be released once it has been ratified.

"We are pleased to have successfully reached a tentative agreement, which we believe is fair and balanced for both the company and the employees," said Al Coutts, General Manager Brunswick Mine.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Falconbridge Limited
Ian Hamilton
Director, Communications and Public Affairs
(416) 982-7161
ian.hamilton@falconbridge.com
www.falconbridge.com

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  EXHIBIT 99.5
FALCONBRIDGE AND THE UNITED STEELWORKERS REACH A TENTATIVE AGREEMENT ON BRUNSWICK MINE LABOUR CONTRACT